UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number        001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant’s name into English)
5 Basel Street, P.O. Box 3190
Petach Tikva 4951033 Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       ⃞

CONTENTS

Teva to Disclose Executive Compensation as of its 2013 Annual Report; Settlement of Related Class Action Lawsuit

In accordance with its desire to provide greater transparency to investors, Teva Pharmaceutical Industries Ltd. ("Teva") intends to provide disclosure regarding the compensation of its senior executives and directors on an individual basis commencing with its 2013 annual report, which it expects to file in early 2014.

In connection with its intended disclosure, Teva has settled the class action lawsuit brought in Israel several months ago with regard to Teva's executive compensation disclosure practices.  The settlement includes reimbursement by Teva relating to the plaintiffs' legal fees and other expenses in the amount of $1,100,000 plus compensation to the plaintiffs in the amount of $200,000. The settlement is subject to approval by the Tel Aviv District Court.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: June 19, 2013	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer

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